UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WuXi PharmaTech (Cayman) Inc.

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

929352102**

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 8 ordinary shares.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929352102	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) United Overseas Bank Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 19,995,904[1]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 19,995,904[1]
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,995,904[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%[2]
12	TYPE OF REPORTING PERSON* CO

[1]

Includes (i) 10,830,722 ordinary shares held of record by UOB Hermes Asia Technology Fund (“UOB Hermes”); (ii) 5,350,086 ordinary shares held of record by UOB JAIC Venture Bio Investments Limited (“UOB JAIC”); and (iii) 3,815,096 ordinary shares held of record by UOB Venture Technology Investments Ltd. (“UOB Venture”). United Overseas Bank Limited is an investor in each of UOB Hermes and UOB JAIC through its subsidiary, UOB Capital Investments Pte Ltd and is a direct investor in UOB Venture. United Overseas Bank Limited is the ultimate controlling shareholder of each entity.

[2]	Based on 529,385,590 total shares outstanding as of December 31, 2008.

CUSIP No. 929352102	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UOB Capital Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 16,180,808[3]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 16,180,808[3]
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,180,808[3]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%[4]
12	TYPE OF REPORTING PERSON* CO

[3]

Includes (i) 10,830,722 ordinary shares held of record by UOB Hermes; and (ii) 5,350,086 ordinary shares held of record by UOB JAIC. UOB Capital Investments Pte Ltd is the direct investor in both UOB Hermes and UOB JAIC, and is the wholly-owned subsidiary of United Overseas Bank Limited.

[4]	Based on 529,385,590 total shares outstanding as of December 31, 2008.

CUSIP No. 929352102	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UOB Hermes Asia Technology Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 10,830,722
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 10,830,722
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,830,722
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%[5]
12	TYPE OF REPORTING PERSON* CO

[5]	Based on 529,385,590 total shares outstanding as of December 31, 2008.

CUSIP No. 929352102	SCHEDULE 13G	Page 5 of 8 Pages

Item 1	(a)	Name of Issuer:

WuXi PharmaTech (Cayman) Inc. (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China

Item 2	(a)	Name of Person Filing:

United Overseas Bank Limited UOB Capital Investments Pte Ltd UOB Hermes Asia Technology Fund

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

United Overseas Bank Limited c/o UOB Venture Management Pte Ltd 80 Raffles Place #30-20 UOB Plaza 2 Singapore, 048624

UOB Capital Investments Pte Ltd c/o UOB Venture Management Pte Ltd 80 Raffles Place #30-20 UOB Plaza 2 Singapore, 048624

UOB Hermes Asia Technology Fund c/o UOB Venture Management Pte Ltd 80 Raffles Place #30-20 UOB Plaza 2 Singapore, 048624

Item 2	(c)	Citizenship

United Overseas Bank Limited - Singapore UOB Capital Investments Pte Ltd - Singapore UOB Hermes Asia Technology Fund - Cayman Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.02 American Depositary Shares

Item 2	(e)	CUSIP Number:

929352102

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 929352102	SCHEDULE 13G	Page 6 of 8 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
United Overseas Bank Limited	19,995,904 ordinary shares	3.8%[6]	19,995,904 ordinary shares	0	19,995,904 ordinary shares	0

UOB Capital Investments Pte Ltd	16,180,808 ordinary shares	3.1%[6]	16,180,808 ordinary shares	0	16,180,808 ordinary shares	0

UOB Hermes Asia Technology Fund	10,830,722 ordinary shares	2.0%[6]	10,830,722 ordinary shares	0	10,830,722 ordinary shares	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

[6]	Based on 529,385,590 total shares outstanding as of December 31, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G/A may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 13, 2009

UNITED OVERSEAS BANK LIMITED

By:	/s/ Wee Ee Cheong
Name:	Wee Ee Cheong
Title:	Director

UOB CAPITAL INVESTMENTS PTE LTD

By:	/s/ Tay Tong Poh
Name:	Tay Tong Poh
Title:	Director

UOB HERMES ASIA TECHNOLOGY FUND

By:	UOB Venture Management Pte Ltd, its investment advisor

By:	/s/ Seah Kian Wee
Name:	Seah Kian Wee
Title:	Managing Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement